UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NIO Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00025 per share (“Class A Ordinary Shares”)

(Title of Class of Securities)

62914V106**

(CUSIP Number)

January 14, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	CUSIP number of the Issuer’s American depositary shares, each of which represents one Class A Ordinary Share.

CUSIP No. 62914V106	Page 2 of 8

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,909,836 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,909,836 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,909,836 Class A Ordinary Shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**

Based on 772,132,049 Class A Ordinary Shares outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2019.

CUSIP No. 62914V106	Page 3 of 8

1	NAMES OF REPORTING PERSONS Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,909,836 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,909,836 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,909,836 Class A Ordinary Shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 772,132,049 Class A Ordinary Shares outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Commission on April 2, 2019.

CUSIP No. 62914V106	Page 4 of 8

1	NAMES OF REPORTING PERSONS Thomson Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,909,836 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,909,836 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,909,836 Class A Ordinary Shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 772,132,049 Class A Ordinary Shares outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Commission on April 2, 2019.

CUSIP No. 62914V106	Page 5 of 8

1	NAMES OF REPORTING PERSONS Anderson Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,909,836 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,909,836 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,909,836 Class A Ordinary Shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4 of Schedule.
**	Based on 772,132,049 Class A Ordinary Shares outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Commission on April 2, 2019.

CUSIP No. 62914V106	Page 6 of 8

Item 1(a).	Name of Issuer:

NIO Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 20, No. 56 AnTuo Road

Jiading District, Shanghai, 201804

People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii) Tembusu Capital Pte. Ltd. (“Tembusu”), a wholly-owned subsidiary of Temasek Holdings.

(iii) Thomson Capital Pte. Ltd. (“Thomson”), a wholly-owned subsidiary of Tembusu.

(iv) Anderson Investments Pte. Ltd. (“Anderson”), a wholly-owned subsidiary of Thomson.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Republic of Singapore 238891.

Item 2(c).	Citizenship:

The citizenship of each of the Reporting Persons is the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00025 per share.

Item 2(e).	CUSIP Number:

62914V106 (CUSIP number of the Issuer’s American depositary shares, each of which represents one Class A Ordinary Share)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of January 24, 2020, Anderson directly owned 13,909,836 Class A Ordinary Shares in the form of the Issuer’s American depositary shares. Anderson is wholly-owned by Thomson, which in turn is wholly-owned by Tembusu. Tembusu is wholly-owned by Temasek Holdings. Accordingly, as of the date of January 24, 2020, each of Temasek Holdings, Tembusu and Thomson may be deemed to beneficially own the 13,909,836 Class A Ordinary Shares held by Anderson.

(b)	Percent of class:

1.8%, based on 772,132,049 Class A Ordinary Shares outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Commission on April 2, 2019.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Issuer, please see Item 4(a) above regarding qualifications as to beneficial ownership.

CUSIP No. 62914V106	Page 7 of 8

As of January 24, 2020:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 13,909,836 Class A ordinary shares

Tembusu: 13,909,836 Class A ordinary shares

Thomson: 13,909,836 Class A ordinary shares

Anderson: 13,909,836 Class A ordinary shares

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 13,909,836 Class A ordinary shares

Tembusu: 13,909,836 Class A ordinary shares

Thomson: 13,909,836 Class A ordinary shares

Anderson: 13,909,836 Class A ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 62914V106	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020	TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorized Signatory

Dated: February 7, 2020	TEMBUSU CAPITAL PTE. LTD.(1)

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

Dated: February 7, 2020	THOMSON CAPITAL PTE. LTD.(1)

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

Dated: February 7, 2020	ANDERSON INVESTMENTS PTE. LTD.(1)

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

(1)

This amendment is being filed jointly by Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd., Thomson Capital Pte. Ltd. and Anderson Investments Pte. Ltd. pursuant to their Joint Filing Agreement dated as of and filed as an exhibit to the Schedule 13G with respect to the Issuer on February 14, 2019.